[Graphic omitted] Ahold
                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications

                                                Date:  July 12, 2004
                                For more information:  +31 75 659 57 20


Ahold receives put notice for Canica's stake in ICA AB

Zaandam, The Netherlands, July 12, 2004 - Ahold today announced that it has received a notice from Canica AS ("Canica"), its joint venture partner in the Scandinavian joint venture ICA AB, that Canica has exercised its put option with respect to its 20% interest in ICA AB. Canica has given a price indication of SEK 10.1 billion (approximately EUR 1.1 billion). Ahold does not agree that this is the correct price level.

According to the Shareholders' Agreement among Ahold, Canica and the third joint venture partner, ICA Forbundet Invest AB ("ICA Forbundet"), Ahold is obliged to buy the shares now offered by Canica. The price for the shares will be determined by mutual agreement between Ahold and Canica. If Ahold and Canica cannot reach agreement on such price within 21 days after receipt by Ahold of the put notice, the valuation procedure pursuant to the Shareholders' Agreement will be followed. According to the valuation procedure, the price for the shares will be equal to 20% of the Revised Equity Value of ICA AB plus a premium. The Revised Equity Value of ICA AB is the fair market value of its shares (as if ICA AB was listed on the Stockholm Stock Exchange, not including any control premium) at the time of exercise. The size of the premium is at this time the subject of a pending arbitration proceeding among Ahold, Canica and ICA Forbundet.

As soon as the price for the shares offered by Canica has been established, Ahold will issue a further press release. Ahold intends to finance the share transaction with available cash.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the method of determining the price of shares of ICA AB offered by Canica and statements regarding the financing of the purchase of such shares from Canica. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the ability of Ahold and Canica to reach an agreement on the price, the results of any valuation procedures to be followed and the outcome of arbitration proceedings among Ahold, Canica and ICA Forbundet. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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                                                Albert Heijnweg 1, Zaandam
                                                P.O. Box 3050, 1500 HB Zaandam
                                                The Netherlands
                                                Phone:  +31 (0)75 659 5720
                                                Fax:    +31 (0)75 659 8302
http://www.ahold.com